

October 29, 2021

Kai Xiong
Chief Executive Officer and Director
Keyarch Acquisition Corp
275 Madison Avenue, 39th floor
New York, New York 10016

> **Re: Keyarch Acquisition Corp**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted October 7, 2021**
> **CIK No. 0001865701**

Dear Dr. Xiong:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Cover Page, page i

1. We note your response to prior comment 1 and reissue in part. We note the disclosure that you may acquire a company based in or with the majority of its operations in China and that you will be subject to risks associated with acquiring a company that does business in China, including being subject to various risks related to laws and regulations of the People's Republic of China. Please expand to disclose how these risks could result in a material change in your or the target company's post-combination operations.

Prospectus Summary
Potential Acquisition of a China-based Company, page 7

2. We note your response to prior comment 3 and reissue in part. Please disclose each permission that you are required to obtain from Chinese authorities to issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

3. We note your response to prior comment 4 and reissue in part. Please revise to disclose that these restrictions and limitations may limit your ability to settle amounts owed under VIE agreements if you acquire a company based in China.

4. We note your response to prior comment 5 and your revised disclosure. Please revise to further disclose the possibility that trading in your securities could be prohibited under the Holding Foreign Companies Accountable Act. Please also revise to disclose that in June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years, instead of three years.

Risk Factor Summary, page 28

5. We note your response to prior comment 6 and reissue in part. Please revise to disclose the risk that rules and regulations in China can change quickly with little advance notice. Additionally, include cross-references to the more detailed discussion of risks posed to investors for being based in or acquiring a company in China.

    You may contact Sondra Snyder, Staff Accountant at 202-551-3332 or Gus Rodriguez, Staff Accountant at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Law Clerk at 202-551-5351 or Loan Lauren Nguyen, Legal Branch Chief at 202-551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Karen Dempsey